EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 21, 2016

Seabridge Gold Announces a Cross-Border Public Offering of Common Shares and a Concurrent C$10.8 Million Bought Deal Flow-Through Equity Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has filed a preliminary prospectus supplement to the Company’s short-form base shelf prospectus dated November 26, 2014 with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta and Ontario and with the United States Securities and Exchange Commission (“SEC”) under the Company’s registration statement on Form F-10 under the multi-jurisdictional disclosure system in connection with a cross-border public offering (the “Public Offering”) of common shares of the Company (the “Common Shares”).

The Public Offering will be conducted through a syndicate of underwriters (the “Underwriters”). The pricing and number of securities will be determined in the course of marketing. The Company will grant the Underwriters an over-allotment option to purchase additional Common Shares, exercisable at any time up to 14 days after and including the closing of the Public Offering at the offering price in the Public Offering.

The Company intends to use the net proceeds from the Public Offering to continue to advance the Company’s KSM Project and for general corporate purposes.

The Company also announced today that it has entered into an agreement with the Underwriters whereby the Underwriters have agreed to purchase, on a bought deal basis, 450,000 flow-through Common Shares (the "Flow-Through Shares") at a price of C$24.08 per Flow-Through Share (a 30% premium to today’s closing price on the Toronto Stock Exchange (“TSX”), for gross proceeds of C$10,836,000 (the "FT Offering"). In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 50,000 Flow-Through Shares, at the same price as is applicable to the FT Offering exercisable at least one week prior to the closing date.

The gross proceeds from the FT Offering will be used to fund the 2016 exploration program at the KSM Project and, subject to completion of the Company’s acquisition of SnipGold Corp., the Iskut Property of SnipGold Corp. in Northwestern British Columbia, Canada.

The Public Offering is expected to close on or about April 29, 2016, and the FT Offering is expected to close on or about May 19, 2016. Both the Public Offering and the FT Offering are subject to customary closing conditions including, but not limited to, the listing of the Common Shares on the TSX and the New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX and the NYSE.

The FT Offering is being made by way of private placement in Canada. The Flow-Through Shares will not be registered in the United States, although some of the Flow-Through Shares may be re-offered or re-sold into the United States to “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act). Any such Flow-Through Shares will be characterized as “restricted securities” under the U.S. Securities Act.

When available, copies of the preliminary and final prospectus supplements relating to the Public Offering may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com and from the Company under the following address:

Seabridge Gold Inc.

106 Front Street East, Suite 400

Toronto, ON M5A 1E1

Attention: Chris Reynolds

Phone: (416) 367-9292

Email: chris@seabridgegold.net

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Common Shares, nor shall there be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

This press release does not and shall not constitute an offer to sell or a solicitation of an offer to buy the Flow-Through Shares in the United States. The Flow-Through Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from registration is available.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Public Offering and the FT Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable to the Company, the need to satisfy regulatory and legal requirements with respect to the Public Offering and the FT Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2015 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email:  info@seabridgegold.net